National Securities Corporation

February 9, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:        Midas Medici Group Holdings, Inc.
Registration Statement on Form S-1
File No. 333-161522

Ladies and Gentleman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Midas Medici Group Holdings, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on Thursday, February 11, 2010, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between January 19, 2010 and the date hereof, 59 copies of the Preliminary Prospectus, dated January 19, 2010 have been distributed approximately as follows: 21 to prospective underwriters and dealers, 25 to institutional investors, 10 to retail investors and 3 to others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

National Securities Corporation As Representative of the Several Underwriters

By: National Securities Corporation

By:	/s/ Sagiv Shiv
Name: Sagiv Shiv
Title: Senior Managing Director